SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                          HITOX CORPORATION OF AMERICA
                    ________________________________________
                                (Name of Issuer)

                     Common Stock, Par Value $0.25 Per Share
                    _________________________________________
                         (Title of Class of Securities)


                                    433658101
                                ________________
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               ___________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 1999
                        _________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 18 Pages
                             Exhibit Index: Page 10

                                                              Page 2 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PAULSON ACQUISITION LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 629,474
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   629,474
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            629,474

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                           [X]

13       Percent of Class Represented By Amount in Row (11)

                                    13.46%

14       Type of Reporting Person*

                  OO;IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PAULSON RANCH, LTD.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  WC, BK

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 629,474
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   629,474
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            629,474

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                         [X]

13       Percent of Class Represented By Amount in Row (11)

                                    13.46%

14       Type of Reporting Person*

                  PN;IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  BERNARD A. PAULSON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)                  [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 688,974
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   688,974
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            688,974

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    14.73%

14       Type of Reporting Person*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 18 Pages

                  This Statement on Schedule 13D relates to shares of Common Stock, $0.25 par value per share (the "Shares"), of Hitox Corporation of America (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report the recent acquisition of Shares, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.


Item 1.  Security and Issuer.

                  This Statement relates to the Shares. The address of the principal executive offices of the Issuer is 722 Burleson Street, Corpus Christi, Texas 78402.


Item 2.  Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Paulson Acquisition LLC ("Paulson Acquisition"),

                  ii)      Paulson Ranch, Ltd. ("Paulson Ranch"), and

                  iii)     Bernard A. Paulson ("Mr. Paulson").

                  Paulson Acquisition is a Delaware limited liability company. Paulson Acquisition is a wholly owned limited liability company of Paulson Ranch. The general partner of Paulson Ranch is Paulson Ranch Management, L.L.C., a Texas limited liability company. The members of Paulson Ranch Management, L.L.C. are Mr. Bernard A. Paulson and his wife.

                  The principal business of each of Paulson Acquisition and Paulson Ranch is investment in securities. Mr. Paulson is the President and Chief Executive Officer of Paulson Acquisition and as such may be deemed to have voting and dispositive power over the Shares held for the account of Paulson Acquisition. Mr. Paulson is a United States citizen. Mr. Paulson is a director of the Issuer and is the acting Chief Executive Officer of the Issuer. On March 22, 1999, Mr. Paulson recused himself as acting Chief Executive Officer during the pendency of the Tender Offer (as defined) and recused himself from board of director deliberations as they relate to the Tender Offer. The address of the principal business and principal office of each of Paulson Acquisition, Paulson Ranch and Mr. Paulson is 3 Ocean Park Drive, Corpus Christi, Texas 78404.

                  On March 23, 1999 Paulson Acquisition commenced a tender offer (the "Tender Offer") to purchase up to 1,000,000 Shares at $2.50 per Share. The Tender Offer closed at 12:00 midnight New York City time on April 19, 1999 and 195,074 Shares were purchased by Paulson Acquisition on April 20, 1999. Thereafter, Paulson Acquisition also purchased Shares in the open market as described in Item 5.

                  During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                              Page 6 of 18 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

                  Paulson Acquisition expended approximately $487,685 of its working capital to purchase the 195,074 shares that were tendered in the Tender Offer. Paulson Acquisition expended approximately $1,284,256 to purchase the Shares that were purchased in the open market. Of the amount used to purchase Shares in the Open Market, approximately $263,180 was funded by a loan to Paulson Ranch by NationsBank, N.A. (the "NationsBank Loan") which amount was contributed to Paulson Acquisition. Pursuant to the NationsBank Loan, Paulson Ranch borrowed $1 million at LIBOR plus 1.50% per annum. The NationsBank Loan matures on June 15, 2000 with interest payable quarterly commencing on June 6, 1999. The NationsBank Loan is not secured by the Shares and does not have a prepayment penalty.


Item 4.  Purpose of Transaction.

                  Except as described herein, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

                  The Reporting Persons, from time to time, intend to evaluate and review the Issuer's assets, operations, management and personnel and consider what, if any, changes would be desirable in light of circumstances which then exist (which may include an assessment of industry trends and conditions, and general economic and market circumstances prevailing at the time). Thereafter, the Reporting Persons may, among other things, seek to (i) acquire additional securities of the Issuer, enter into an extraordinary transaction such as a merger, reorganization or liquidation of the Issuer, (ii) sell or transfer all or substantially all of the Issuer's assets, (iii) change the Issuer's current board of directors (including changing the number or term of directors or to fill any existing vacancies on the board), (iv) change the present capitalization or dividend policy of the Issuer, (v) materially change the Issuer's business or corporate structure, (vi) change the Issuer's charter and by-laws, (vii) cause the Issuer's Common Stock to be delisted from the Nasdaq Stock Market, (viii) cause the Issuer's Common Stock to become eligible for termination of registration under the Exchange Act, or (ix) take action similar to any of those enunciated above. While the Reporting Persons currently have no plans or proposals to implement such changes, there can be no assurance that the Reporting Persons would not seek to implement such changes in the future.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, or to propose or take any action as described above or in subparagraphs (a) through (j) of Item 4 of Schedule 13D, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

                           (a)      (i)     Paulson  Acquisition  may be  deemed
the beneficial owner of the 629,474 Shares (approximately 13.46% of the total number of Shares issued and outstanding). This number includes 629,474 Shares held for its account.

                                    (ii)    Paulson  Ranch  may  be  deemed  the
beneficial owner of the 629,474 Shares (approximately 13.46% of the total number of Shares issued and outstanding). This number includes 629,474 Shares held for the account of Paulson Acquisition.

                                    (iii)   Mr.   Paulson   may  be  deemed  the
beneficial owner of 688,974 Shares (approximately 14.73% of the total number of Shares issued and outstanding assuming exercise of the options

                                                              Page 7 of 18 Pages

held for his account). This number includes (A) 629,474 Shares held for the account of Paulson Acquisition, (B) 42,000 Shares held for his account and (C) 17,500 Shares issuable upon the exercise of currently exercisable options held for his account.

                           (b)      (i)     Paulson Acquisition may be deemed to
have the sole power to direct the voting and disposition of the 629,474 Shares held for its account.

                                    (ii)    Paulson  Ranch may be deemed to have
the sole power to direct the voting and disposition of the 629,474 Shares held for the account of Paulson Acquisition.

                                    (iii)   Mr.  Paulson  may be  deemed to have
the sole power to direct the voting and disposition of the 629,474 Shares held for the account of Paulson Acquisition and the 59,500 Shares (and securities derivative thereof) held for his account.

                           (c)      Except for the transactions  listed on Annex
A hereto, there have been no transactions effected with respect to the Shares since February 26, 1999 (60 days prior to the date hereof) by any of the Reporting Persons.

                           (d)      The  members  of  Paulson   Acquisition,   a
Delaware limited liability company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Paulson Acquisition LLC in accordance with their ownership interests in Paulson Acquisition.

                           (e)      Not applicable.

                  Each of Paulson Acquisition and Paulson Ranch expressly disclaims beneficial ownership of the Shares held for the account of Mr. Paulson.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.

                  A. Joint Filing Agreement dated April 27, 1999 by and between Paulson Acquisition LLC and Mr. Bernard A. Paulson.

                  B.       Promissory   Note   of   Paulson   Ranch,   Ltd.   to
                           NationsBank, N.A. dated April 5, 1999.

                                                              Page 8 of 18 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 27, 1999

                                  PAULSON ACQUISITION LLC


                                  By:      /s/ Bernard A. Paulson
                                           -------------------------------------
                                  Name:    Bernard A. Paulson
                                  Title:   President and Chief Executive Officer


                                  PAULSON RANCH LTD.

                                  By:      PAULSON MANAGEMENT, L.L.C.

                                           By:      /s/ Bernard A. Paulson
                                                    ----------------------------
                                                    Name:    Bernard A. Paulson
                                                    Title:   Member



                                  /s/Bernard A. Paulson
                                  ----------------------------------------------
                                  Bernard A. Paulson



                                                                                                     Page 9 of 18 Pages

                                     ANNEX A

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF
                          HITOX CORPORATION OF AMERICA

                                            Date of             Nature of            Number of               Price Per
For the Account of                        Transaction          Transaction            Shares                   Share
------------------                        -----------          -----------            ------                   -----

Paulson Acquisition LLC                     4/20/99             Purchase -            195,074                  $2.50
                                                               Tender Offer
Paulson Acquisition LLC                     4/20/99             Purchase -            65,000                   $2.87
                                                               Open Market
Paulson Acquisition LLC                     4/21/99             Purchase -            75,000                   $2.92
                                                               Open Market
Paulson Acquisition LLC                     4/22/99             Purchase -            31,000                   $2.94
                                                               Open Market
Paulson Acquisition LLC                     4/23/99             Purchase -            263,400                  $2.99
                                                               Open Market







                                                             Page 10 of 18 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.       Joint  Filing  Agreement  dated  April  27,  1999 by and
         between  Paulson  Acquisition  LLC  and Mr.  Bernard  A.
         Paulson.................................................             11

B.       Promissory  Note of Paulson Ranch,  Ltd. to NationsBank,
         N.A. dated April 5, 1999................................             12